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                             May 17, 2022

       Christopher Lustrino
       President, Chief Executive Officer, and Chief Financial Officer KingsCrowd, Inc.
       855 Boylston Street, Suite 1000
       Boston, MA 02116

                                                        Re: KingsCrowd, Inc.
                                                            Post Effective
Amendment on Form 1-A
                                                            Filed May 2, 2022
                                                            File No. 024-11497

       Dear Mr. Lustrino:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment on Form 1-A filed May 2, 2022

       General

   1. We note the eligibility requirement that your filings be current under Rule 251(d)(3)(i)(F)
                                                        and that your Form 1-SA
covering the first half of 2021 was due 90 days after
                                                        qualification, or
November 2, 2021, and was not filed until January 6, 2022. Please advise whether you sold
any securities pursuant to the offering statement between
                                                        November 2, 2021 and
January 6, 2022 when you were out of compliance with Regulation
                                                        A. If securities were
sold during the delinquency period, please advise of any corrective measures taken or
planned. We may have further comment.
 Christopher Lustrino
FirstName  LastNameChristopher Lustrino
KingsCrowd,   Inc.
Comapany
May        NameKingsCrowd, Inc.
     17, 2022
May 17,
Page 2 2022 Page 2
FirstName LastName
Offering Circular Summary
Overview, page 4

2.       You state that you    provide institutional grade research, analytics
tools and ratings that
         empower people to make confident and inspired investments in the online private
         markets.    Please provide us with your analysis as to your potential
status as an investment
         adviser under the Investment Advisers Act of 1940.
Our Business
Our Solutions for a New Market
KingsCrowd Capital, LLC, page 49

3.       On page 49, you disclose that    the funds are structured and intend
to operate to be exempt
         from registration as investment companies under the Investment Company Act of 1940 as
         venture capital funds.    Please provide us with your analysis as to
the funds    and the
         Company   s potential status as an investment company under the
Investment Company Act
         of 1940.
4. Please indicate if the Company, KingsCrowd Capital, LLC, or any other affiliate expect to have an ownership interest in any of the venture capital funds referenced above in comment 2. If so, please also indicate what the percentage is expected to be.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      B. Ruffa